UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of July 2025
Commission File Number: 001-42186

BLOOMZ INC.
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
BloomZ Inc. (the Company) hereby reports that it held an Extraordinary
General Meeting of shareholders (the EGM) on July 3, 2025, via electronic means, in accordance with its Articles of Association. At the EGM, the shareholders duly passed the following resolutions:
1.Approved a special resolution to change the Company English name from BloomZ Inc. to Harrison Global Holdings Inc., subject to the approval of the Cayman Islands Registrar of Companies.
2.Removed Mr. Toshiyuki Sugiyama as a director of the Company.
3.Removed Mr. Akira Sugimoto as a director of the Company.
4.Amended the Articles of Association to allow the Board of Directors to remove directors by written notice signed by at least one-half of the directors then in office, thereby enhancing corporate governance flexibility.
5.Re-designated 50 million unissued shares as Class B shares, each carrying 30 votes per share while retaining economic parity with Class A shares. These Class B shares were issued to Mr. Ryoshin Nakade, Co-Chairman and Co-CEO.
The Second Amended and Restated Memorandum and Articles of Association reflecting the dual-class share structure were adopted.
6.Appointed GGF CPA LTD as the Company auditor for the fiscal year ending
 September 30, 2025, as well as for the six-month period ending March 31, 2025. 7.Adopted the 2025 Global Equity Incentive Plan, including the reservation of up to 20,777,390 Class A Ordinary Shares for grants under the Plan.
8.Approved the Investor Relations Service Agreement with American International
 Investment Council, with a monthly fee of $16,980, subject to the terms and conditions therein.
9.Appointed Ryoshin Nakade, Park ChoongGyu, Takahiro Takazawa, and Mitsuhiro Nakagawa as directors of the Company.
10.Approved the Consulting Service Agreement with Ostrom Advisors Inc., providing financial consulting services for a fee of $280,000.
11.Approved BloomZ Limited (HK) as the Company future operational center. 12.Approved the adjournment of the meeting to a later date or sine die, if necessary.

This Report on Form 6-K contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and assumptions that are subject to change. Actual results may differ materially from those described.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BloomZ Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: July 7, 2025